EXHIBIT 12.1

CAMDEN PROPERTY TRUST

STATEMENT REGARDING COMPUTATION OF RATIOS

FOR THE FIVE YEARS ENDED DECEMBER 31

	September 30,	September 30,	September 30,	September 30,	September 30,
(in thousands, except for ratio amounts)	2011 (1)	2010 (2)	2009 (3)	2008 (4)	2007 (5)
EARNINGS BEFORE FIXED CHARGES:
Income (loss) from continuing operations before income taxes	$35,348	$17,749	$(67,637)	$(8,445)	$50,261
Less: Equity in income (loss) of joint ventures	5,679	(839)	695	(1,265)	1,526

	29,669	18,588	(68,332)`	(7,180)	48,735

Add: Distributed income of joint ventures	5,329	6,524	5,664	5,392	5,406
Less: Interest capitalized	8,764	5,687	10,298	17,718	22,622
Less: Preferred distribution of subsidiaries	7,000	7,000	7,000	7,000	7,000

Total earnings before fixed charges	19,234	12,425	(79,966)	(26,506)	24,519

FIXED CHARGES:
Interest expense	112,414	125,893	128,296	132,399	115,753
Interest capitalized	8,764	5,687	10,298	17,718	22,622
Accretion of discount	650	514	628	571	590
Loan amortization	5,877	4,102	3,925	2,958	3,661
Interest portion of rental expense	167	174	940	928	912
Preferred distribution of subsidiaries	7,000	7,000	7,000	7,000	7,000

Total fixed charges	134,872	143,370	151,087	161,574	150,538

Total earnings and fixed charges	$154,106	$155,795	$71,121	$135,068	$175,057

RATIO OF EARNINGS TO FIXED CHARGES	1.14	1.09	0.47	0.84	1.16

(1)

Earnings include a $29,791 loss impact related to a loss on discontinuation of a hedging relationship, a $1,136 impact related to gain on sale of joint venture interests, a $6,394 gain on sale of unconsolidated joint venture properties, a $3,316 impact related to a net gain on the sale of an available-for-sale investment, and a $4,748 impact related to gains on the sale of properties, including land. Excluding these impacts, the ratio would be 1.25.

(2)

Earnings include a $1,000 impact related to an impairment provision on technology investment and a $236 impact related to a gain on the sale of land. These transactions did not have an impact on the ratio of 1.09.

(3)

We would have needed to generate an additional $79,966 to achieve a coverage of one to one in 2009. Earnings include an $85,614, impact related to impairment associated with land development activities and a $2,550 impact related to loss on early retirement of debt. Excluding these impacts, the ratio would be 1.05.

(4)

We would have needed to generate an additional $26,506 to achieve a coverage of one to one in 2008. Earnings include a $51,323 impact related to impairment associated with land development activities, a $13,566 impact related to gain on early retirement of debt, and a $2,929 impact related to gain on sale of properties, including land. Excluding these impacts, the ratio would be 1.05.

(5)	Earnings include a $1,447 impact related to impairment associated with land development activities. Excluding this impact, the ratio would be 1.17.

	September 30,	September 30,	September 30,	September 30,	September 30,
INTEREST COVERAGE RATIO
Total revenues	$677,263	$629,787	$628,091	$583,392	$593,062
Total expenses	(623,687)	(610,435)	(608,259)	(555,744)	(542,880)
Income from discontinued operations	2,212	5,360	7,514	11,115	19,455
Add: Depreciation and amortization	185,744	174,464	172,770	168,963	155,248
Add: Depreciation of discontinued operations	2,298	5,198	5,837	8,571	12,665
Add: Interest expense	112,414	125,893	128,296	132,399	115,753
Add: Interest expense of discontinued operations	—	—	—	466	998

Total	$356,244	$330,267	$334,249	$349,162	$354,301

Total interest expense	$112,414	$125,893	$128,296	$132,865	$116,751

INTEREST COVERAGE RATIO	3.2	2.6	2.6	2.6	3.0